SUNGOLD COMPLETES AGREEMENT TO CANCEL EXISTING WARRANTS,AND
RENEWS CONTRACT WITH CTO

TORONTO ONTARIO: JUNE 24, 2005 — SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin) today announced that it has reached an agreement with the estate of Kim Noble Hart, the former President and CEO of Horsepower Broadcasting Network (HBN) International Ltd., to cancel warrants to purchase 55,150,000 common shares of Sungold International Holdings Corp. previously granted to Mr. Kim Noble Hart. Sungold® has also reached agreement with two other warrant holders to cancel an additional 550,000 warrants.

The warrants that have been cancelled represented all the outstanding warrants of the company at the time. In settlement with the estate of Kim Noble Hart, Sungold International Holdings Corp. agreed to pay the estate US$25,000 and assume the overhead of an office space.

In addition, Sungold® is pleased to report that we have renewed a one year consulting agreement with Jeff Grant to continue as the Chief Technical Officer of its subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. Jeff Grant has been instrumental in the development of the Horsepower® World Pool pari-mutuel wagering game and will continue to expedite its development to completion and installation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company’s expectations with regard to future impact on the Company’s results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company’s results may differ materially from expected results. Information on the factors which could affect the Company’s operations or financial results are included in the Company’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For information please contact Investor Relations at (613) 249-9092